# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: National Storage Affiliates Trust, CIK 0001618563
CUSIP: 637870106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8400 E. PRENTICE AVENUE, 8400 E. PRENTICE AVENUE, GREENWOOD VILLAGE, Colorado (CO), 80111
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000814133-24-000050
Filed by CIK 0000814133

## Reporting persons
- WASATCH ADVISORS LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 3,633,246; shared voting power 0; sole dispositive power 4,698,546; shared dispositive power 0; aggregate amount beneficially owned 4,698,546 (6.1% of the class)

## Item 1. Issuer
Name of issuer: National Storage Affiliates Trust
Address of issuer's principal executive offices: 8400 E. PRENTICE AVENUE, 8400 E. PRENTICE AVENUE, GREENWOOD VILLAGE, COLORADO, 80111

## Item 2. Person Filing
Name of person filing: Wasatch Advisors LP
Address of principal business office or, if none, residence: 505 Wakara Way, 3rd Floor, Salt Lake City, 84108, United States
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,698,546
Percent of class: 6.1
Sole power to vote or to direct the vote: 3,633,246
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,698,546
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- WASATCH ADVISORS LP: Mike Yeates, CEO (08/13/2025)